April 11, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	International Business Machines Corporation
SEC Comment Letter dated March 31, 2008
SEC File No. 001-02360

Dear Mr. Kronforst,

International Business Machines Corporation is submitting the following responses to the Staff’s comment letter dated March 31, 2008 on the company’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 26, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1.  Business, page 1

1.

Please tell us why you have not included a substantive discussion of competitive conditions in your business, including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors, and your competitive position. You should give separate consideration to the principal products or services or classes of products or services of your segments. Where you know or have reason to know that one or a small number of competitors is dominant in the industry, you should identify these competitors. You should identify the principal methods of competition (e.g., price, service, warranty or product performance), as well as the positive and negative factors pertaining to your competitive position. Risk factor-type disclosure does not satisfy this standard. What is called for is a balanced and substantive discussion of competitive conditions in your industry. See Item 101(c)(1)(x) of Regulation S-K.

Response:

The company is a globally-integrated enterprise, doing business in 170 countries.  The company participates in the highly competitive information technology (IT) industry, where its competitors vary by industry segment, and range from large multi-national enterprises to smaller, more narrowly focused entities.  Overall, the company recognizes hundreds of competitors worldwide.

Within Item 1. Business, the company provides an expansive description of its business including the company’s strategy and a discussion of its reportable segments and their respective capabilities.  This disclosure provides investors with insight into the various industry segments and markets that the company competes in.  In addition, in Item 1A. Risk Factors, the company highlights the key competitive influences and conditions that it faces in the global IT market.  Overall, the company believes these disclosures provide investors with an understanding of the company, the broad scope of its capabilities, the markets in which it competes and the more significant competitive factors it faces.

With respect to the requirements of Item 101(c)(1)(x) of Regulation S-K, in future filings, the company will provide a more detailed discussion of competitive conditions in the IT industry, including specific disclosures related to each of its  reportable segments and the major product/service lines within these segments.  This expanded disclosure will be provided in Item 1.  Business of Form 10-K.

Item 1A.  Risk Factors, page 10

2.

Your risk factors in many cases do not appear to present actual risks, but instead largely or exclusively describe marketing or product development initiatives. In other cases, you present a risk in one brief sentence, and in the following sentences describe how the risk is in fact not material. This section should contain a discussion of the most significant factors that make an investment in your securities speculative or risky. You should not present risks that could apply to any issuer or any offering. Finally, you should explain how the risk affects you or your securities, and set forth each risk factor under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K.

Response:

The company believes that its risk factors disclosure complies with Item 503(c) of Regulation S-K.   In future Form 10-K filings, we will remove descriptions of marketing or product development initiatives that are not significant to the explanation of the risk factor at issue.  In addition, we will remove language that explains how the company has attempted to mitigate the identified risks except in those circumstances where such a description helps investors understand the potential magnitude of the risk.  Further, although certain of the company’s risk factors may not be entirely unique to the company, we believe they are useful to help our investors understand the risks inherent in both the company’s business and in an investment in its securities.  For example, many companies, including IBM, have risk factor disclosures in their 10-Ks regarding dependence on, and retention of, key personnel.  While that risk may be shared by other companies in our and other industries, we believe it is nonetheless an important disclosure for our investors, given the scarcity of highly skilled workers in the IT industry.  In future Form 10-K filings, the company will explain in more detail how each risk affects the company or its securities, and set forth each risk factor under a sub caption describing the risk.

Item 8.  Financial Statements

Notes to Consolidated Financial Statements

Note A. Significant Accounting Policies

Defined Benefit Pension and Nonpension Postretirement Benefit Plans, page 69

3.

Your disclosures indicate that the measurement of benefit obligations and net period pension cost/(income) is provided by third-party actuaries. We also note your disclosure on page 111 which indicates that external advisors assist in determining the expected rate of return on pension plan assets. Please explain to use why you have not provided consents from these parties pursuant to Rule 436(b) of Regulation C.

Response:

On a worldwide basis, the company sponsors eighty-three defined benefit pension plans and nonpension postretirement benefit plans. As indicated in the company’s disclosure on page 69, the measurement of benefit obligations and net periodic cost/(income) is provided by third-party actuaries “based on estimates and assumptions approved by the company’s management.”  In making these measurement determinations, third-party actuaries provide a quantitative service to the company, performing calculations based on the company’s input.  This service could be done internally by the company, however, it is not cost effective to staff these types of skills worldwide for annual pension measurements.  The company’s management makes the final determination and has full responsibility for these pension-related measurements.  The company does not place reliance on the actuarial firms as experts, but as providers of a service which is an input to the company’s internal process.

Consistent with this approach, in determining the expected long-term return on plan assets, the company consults with various external sources for the purpose of collecting information and benchmarking its assumptions and inputs.  The company’s management makes the final determination and has full responsibility for the return on assets assumptions.  As stated above, the company does not place reliance on these parties as experts, but as providers of a service which is an input to the company’s internal process.

Notwithstanding the above, in future filings, the company will delete any references to third-party actuaries and external advisors in its disclosures.

Exhibits

4.

Please tell us your analysis as to why it is not necessary to file your agreements with Ricoh regarding the printing business as exhibits to your annual report on Form 10-K. See Item 601(b)(10) of Regulation S-K.

Response:

On January 25, 2007, the company and Ricoh announced the formation of a joint venture company based on IBM’s Printing Systems Division.  On June 4, 2007, the company announced that it had closed on the agreement with Ricoh.

The company submitted a Form 8-K in connection with each of these announcements, under Items 8.01 (Other Events) and 7.01 (Regulation FD). The company determined that the agreements with Ricoh did not meet the requirements of Item 1.01 — Entry into a Material Definitive Agreement, and therefore did not disclose information under this Item or file the agreements under Item 601(b)(10), as exhibits to the annual report on Form 10-K.

The determination that this transaction and these agreements were not material was based on the following quantitative assessments.  For the year ended December 31, 2006, the company’s Printing Systems Division represented less than 1.2 percent of the company’s consolidated total revenue and less than 0.5 percent of the company’s consolidated income from continuing operations before income taxes.  The net assets transferred at the closing of the agreements represented 0.1 percent of the company’s total assets at March 31, 2007 — the most recently concluded quarter prior to the closing.  As a result of these measures, the company concluded that the divestiture of the printing business was not a material event.

Item 601(b)(10) of Regulation S-K requires that material contracts be filed.  As a result of the determination that this transaction and these agreements were not material, the company concluded it was not required to file the agreements with Ricoh as exhibits to its Form 10-K.

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Richard Carroll, IBM Chief Accountant, 1 New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ Timothy S. Shaughnessy

Timothy S. Shaughnessy
Vice President and Controller